

December 11, 2014

Via E-mail
Daniel Coleman
Chief Executive Officer
KCG Holdings, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

> **Re:** **KCG Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 4, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed November 10, 2014**
> **File No. 000-54991**

Dear Mr. Coleman:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to the comments we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis, page 33

1. We note that in your disclosure in the 10-K, as well as in management's statements in your earnings calls, and in investor presentations like the Barclays Global Financial Services Conference, successful completion of the post-merger integration is one of the key factors impacting KCG's future performance. We also note that the company has continued to experience significant staffing changes in 2014, including the departure of executives as well as other employees. Please tell us, with a view towards disclosure in your upcoming filings, whether management believes that the staff reductions that have

continued in 2014 represent continued merger integration adjustments, or if they reflect a change in the company's business and strategy.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Note 12 – Debt, page 36

Cash Convertible Senior Subordinated Notes, page 36

2.   According to your table on page 36, approximately $117.3 million of your Cash Convertible Senior Subordinated Notes was outstanding as of December 31, 2013. Please tell us, and expand your disclosure in future filings to discuss, the conversion terms of these notes. In addition, please provide us your analysis to support your conclusion as to whether you bifurcate the conversion feature of these notes as an embedded derivative liability. To the extent you determined that this embedded derivative had a zero fair value as of December 31, 2013 and June 30, 2014, please disclose that fact in your future filings and tell us the method used and assumptions made in determining the value of this derivative.

Note 19 – Earnings per Share, page 49

3.   We note your diluted earnings per share (EPS) reflect the potential reduction in EPS using the treasury stock method to reflect the impact of common stock equivalents if stock options, SARs and warrants were exercised. Related to your reconciliation of basic and diluted EPS computations on page 50, please confirm that you will disaggregate the dilutive effective of these share based awards by the award type (e.g., options, warrants, etc.) in future filings similar to the illustration provided in ASC 260-10-55-51 and 52.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Management's Discussion and Analysis, page 50

4.   One of the key drivers of your results is revenue capture. In your disclosure in the 10-K and in subsequent 10-Q's, you cite a number of qualitative factors that impact revenue capture from period to period. In fact, in the quarter ended September 30, 2014, you cite a 25 basis point decline in revenue capture as a key factor impacting your performance. Please tell us, with a view towards improved disclosure in future filings, about the key drivers that impact revenue capture. Is it a factor of higher per trade compensation based on execution performance, or a factor of higher trading volume? An investor must be able to understand the factors that impacted each of your key metrics and how those factors might change from period to period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Daniel Coleman
KCG Holdings, Inc.
December 11, 2014
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or me at (202) 551-3419 with any other questions.
.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc (via e-mail): John McCarthy, Esq. – KCG Holdings, Inc.